September 26, 2005

John Reynolds, Assistant Director Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Argyle Security Acquisition Corporation Form S-1 Registration Statement File No. 333-126569

Dear Mr. Reynolds:

On behalf of our client, Argyle Security Acquisition Corporation, a Delaware corporation (the “Company,”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (No. 333-126569) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 2 responds to the comments set forth in the Staff’s letter dated September 20, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General
1.

The voting agreement whereby the existing shareholders agree to vote all the shares acquired by them in the offering or the aftermarket is included as an exhibit to Amendment No. 2. Their agreement with respect to the shares they currently own is contained in the letters previously filed as exhibits 10.1 through 10.5.

Securities and Exchange Commission
September 26, 2005

2.	Please note our response to comment 10.
3.	The information regarding the options is now presented in tabular format and the option agreement has been filed as an exhibit to Amendment No. 2.
4.

In response to the Staff’s comment, we have reviewed Regulation M in the context of the warrant purchase agreements described in the Registration Statement. We submit that Regulation M is inapplicable to the warrant purchase obligation (i) because the insiders who have made the commitment are not “underwriters” as defined in Rule 100 of Regulation M and (ii) because the restricted period will terminate prior to the date on which any warrant purchases can commence (i.e. after the exercise or expiration of the over-allotment option). The warrant purchase commitment is not a stabilization arrangement intended to peg, fix or maintain the bid price of any security. Rather, it is a disclosed agreement, the purpose of which is to provide management with added incentive to find a business combination that will generate substantial shareholder support by ensuring that management has a substantial financial stake in the Company at risk, since any amounts invested in the warrants in the open market are subject to complete loss if a combination is not consummated. A purchase by such individuals of units in the offering cannot provide the same level of incentive in view of the trust arrangement.

Prospectus Cover Page
5.	The cross-reference to the risk factors now appears in bold in accordance with Item 501(a)(5) of Regulation S-K.
Prospectus Summary
6.	The reference to the proposed symbols has been corrected to reflect the anticipated OTC Bulletin Board listing.
7.

We respectfully submit that the number of shares to be outstanding after the offering is correctly stated. The option granted to the insiders which is the subject of comment 11 cannot be exercised prior to the date of the prospectus. Accordingly, those shares can only be reflected, as they currently are, in the number of shares outstanding after the offering.

Securities and Exchange Commission
September 26, 2005

Risk Factors
8.

We have added a risk factor entitled “If we seek to effect a business combination with an entity that is directly or indirectly affiliated with one or more of our existing stockholders, conflicts of interest could arise” in response to the Staff’s comment. In addition, we have expanded the disclosure under the caption “We have not identified a target business” in the Business section to clarify that the disclosure regarding the fact that there have been no discussions, plans or arrangements or other similar activities with respect to any business combination, includes those businesses affiliated with the Company’s existing stockholders.

.	Capitalization
9.

As discussed with William Bennett of the Staff, the table was previously revised in Amendment No 1 to the Registration Statement to include the notes payable to stockholders in response to comment 20 of the Staff’s prior letter.

Principal Stockholders
10.

We have deleted the reference to the “certain conditions” and inserted the word “may” in place of “will” in order to clarify that the condition referred to is the maximum market price of the warrant. The terms under which the purchases will be made were added in Amendment No. 1.

Financial Statements
11.	The reference to the date of issuance of the options has been corrected to reflect the issuance on July 13, 2005. The option agreement has been filed as an exhibit to Amendment No. 2

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935 or my associate, Giovanni Caruso, at (212) 407-4866.

Sincerely,

By:	/s/ Fran M. Stoller
Fran M. Stoller Loeb & Loeb LLP